

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

10031358

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTEGRIS SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2026 Caribou Drive
(No. and Street)

Fort Collins	Colorado	80525
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Van Den Heever — 970-225-0425 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

1221 West Mineral Ave. Suite 202	Littleton	Colorado	80120-4544
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Stephen Van Den Heever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integris Securities LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President
Title



Notary Public

CHRISTINE L. MORAN
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 2/24/12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents


Haynie & Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Certified Public Accountants

The Board of Directors and Stockholders
Integris Securities LLC (formerly DVE Securities, Inc.)
Fort Collins, CO

We have audited the accompanying statements of financial condition of Integris Securities LLC (formerly DVE Securities, Inc.) as of December 31, 2009 and 2008, and the related statements of operations, cash flows and stockholders' and member's equity for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integris Securities LLC (formerly DVE Securities, Inc.) at December 31, 2009 and 2008 and the results of its operations, cash flows and changes in stockholders' and member's equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haynie & Co.

Littleton, Colorado
February 9, 2010


IGAF
An Association of Independent Firms

Associate Office At
1785 West Printers Row
Salt Lake City, UT 84110
(801) 972-4800
Fax (801) 972-8941

Associate Office At
5974 South Fashion Pointe Dr., Suite 200
South Ogden, UT 84403
(801) 479-4800
Fax (801) 479-8941

Associate Office At
4910 Campus Drive
Newport Beach, CA 92660
(949) 724-1880
Fax (949) 724-1889

Integris Securities LLC

(formerly DVE Securities, Inc.)

Balance Sheets

December 31, 2009 and 2008

	2009	2008
Assets		
Cash and cash equivalents	$ 34,965	$ 9,393
Certificate of deposit	10,015	25,183
Accounts receivable	-	3,000
Prepaid expenses	2,660	2,200
Total Current Assets	$ 47,640	$ 39,776
Liabilities and Stockholders' Equity		
Accounts payable	$ 900	$ 853
Due to Integris Holdings, LLC	2,881	1,000
Income tax payable	-	906
Total Current Liabilities	3,781	2,759
Member's Equity		
Members' equity	43,859	37,017
Total Liabilities and Member's Equity	$ 47,640	$ 39,776

The accompanying notes are an integral part of these statements.

Integris Securities LLC

(formerly DVE Securities, Inc.)

Statements of Income

For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Commissons	$1,048,000	$ 92,000
Other income	-	6,871
Interest	498	951
Total Revenues	1,048,498	99,822
Expenses		
Deal support costs	983,047	58,000
Personnel expenses	-	14,000
Administrative expenses	58,609	24,817
Total Expenses	1,041,656	96,817
Net Income Before Taxes	6,842	3,005
Provision for Income Taxes		
Current tax provision	-	(936)
Net Income	$ 6,842	$ 2,069

The accompanying notes are an integral part of these statements.

Integris Securities LLC

(formerly DVE Securities, Inc.)

Statements of Cash Flows

For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash Flows From Operating Activities		
Transaction fees received	$1,051,000	$ 89,000
Cash paid for service fees and other expenses	(1,040,106)	(104,026)
Interest received	666	1,022
Income tax paid	(988)	(5,481)
Other income	-	6,871
Net Cash Provided (Used) by Operating Activities	10,572	(12,614)
Cash Flows from Investing Activities		
Purchase of certificates of deposit	-	(25,183)
Redemption of certificates of deposit	15,000	10,000
Net Cash (Used) by Investing Activities	15,000	(15,183)
Cash Flows from Financing Activities		
Proceeds from the issuance of common stock	-	35,000
Dividends paid	-	(10,000)
Net Cash (Used) by Financing Activities	-	25,000
Net (Decrease) Increase in Cash	25,572	(2,797)
Cash at Beginning of the Year	9,393	12,190
Cash at End of the Year	$ 34,965	$ 9,393
Reconciliation of Net Income to Net Cash Provided (Used) by Operating Activities		
Net income	$ 6,842	$ 2,069
Interest gained on certificates of deposit	168	$ -
Changes in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	3,000	(3,000)
Interest receivable	-	71
Prepaid expenses	(460)	(2,074)
Increase (decrease) in:		
Accounts payable	47	(5,237)
Related party payables	1,881	102
Income taxes payable	(906)	(4,545)
Net Cash Provided (Used) by Operating Activities	$ 10,572	$ (12,614)

The accompanying notes are an integral part of these statements.

Integris Securities LLC

(formerly DVE Securities, Inc.)

Statements of Stockholders' and Member's Equity
For the Years Ended December 31, 2009 and 2008

	Common Stock			Additional	Retained	Integris	
	Authorized	Shares	Amount	Paid-In Capital	Earnings (Deficit)	Holdings, LLC 100%	Totals
Balance December 31, 2007	50,000	3,000	$ 30	$ 15,070	$ (5,152)	-	$ 9,948
Dividends paid	-	-	-	-	(10,000)	-	(10,000)
Issuance of common stock	-	7,000	70	34,930	-	-	35,000
Transfer to LLC	(50,000)	(10,000)	(100)	(50,000)	10,094	40,006	-
Net income	-	-	-	-	5,058	(2,989)	2,069
Balance December 31, 2008	-	-	-	-	-	37,017	37,017
Net income	-	-	-	-	-	6,842	6,842
Balance December 31, 2009	-	-	$ -	$ -	$ -	$ 43,859	$ 43,859

The accompanying notes are an integral part of these statements.

Integris Securities LLC

(formerly DVE Securities, Inc.)

Notes to Financial Statements

December 31, 2009 and 2008

1. Organization and Significant Accounting Policies

Organization and Nature of Business

Integris Securities LLC (formerly DVE Securities, Inc.) (the Company) was incorporated in the State of Colorado and undertakes merger and acquisition advisory services, private placement services and other customer investment banking services on behalf of its clients. Prior to October 15, 2007, the company was a wholly-owned subsidiary of Colorado Financial Management, Inc., a Colorado Corporation engaged in the financial planning business. The company was a dealer in mutual funds and variable annuities only, promptly transmitted all funds to investment product families, delivered all securities received in connection with its activities, and did not hold funds or securities for, or owe money or securities to, customers.

As discussed in Note 4, the Company was acquired during 2007. The nature of the Company's operations subsequently changed from the sale of mutual fund and variable annuities to investment banking advisory services for mergers and acquisitions.

Change in Legal Entity

During September 2008, ownership established Integris Securities LLC and transferred all of the assets and liabilities of DVE Securities, Inc. to the Company. The DVE Securities, Inc. corporation was then subsequently dissolved. The FINRA registrations and contracts were transferred to the Company. At the date of change in legal entity, the Company received $40,006 in assets and liabilities.

Cash and Cash Equivalents

For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

Customers' securities transactions with related advisory service fees and expenses are recorded as services are performed.

Income Taxes

During September 2008, the Company's assets were transferred from DVE Securities, Inc. to Integris Securities LLC, which is a pass-through entity for tax purposes.

Deferred tax liabilities or assets, net of any applicable valuation allowance for deferred tax assets, are recognized for the estimated future tax effects attributable to tax carry-forwards.

1. Organization and Significant Accounting Policies (continued)

Temporary differences between book and tax reporting relate to the cash basis used for income tax reporting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Subsequent Events
The Company has evaluated subsequent events through February 9, 2010, the date which the financial statements were available to be issued.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1(a)(3) of the Securities and Exchange Commission, the Company is required to maintain a minimum of $5,000 net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. At December 31, 2009 and 2008, the Company had net capital of $41,174 and $31,754, respectively.

3. Investments

Investments are carried at fair value based on quoted prices in active markets and consist of the following at December 31, 2009:

	December 31, 2009		December 31, 2008	
	Fair Value	Cost	Fair Value	Cost
Certificates of Deposit	$10,015	$10,015	$25,183	$25,183

4. Related Party Transactions

Subsequent to the Integris Holdings, LLC acquisition, the Company entered into an agreement with its parent company for the provision of funds for operating purposes. At December 31, 2009 and 2008, there was $2,881 and $1,000 due to the parent company, respectively.

The Company also pays certain success fee costs and administrative expenses to its majority owner. In 2009 and 2008, the Company paid $1,016,117 and $62,457, respectively.

5. Business Acquisition

On January 16, 2007, the Board approved the sale of all Company stock to Integris Holdings, LLC (Integris Acquisition). The sale of the Company provides Integris with a vehicle to provide investment banking advisory fees for its mergers and acquisition clients. In 2008, Integrus LLC changed its name to Integris Holdings, LLC.

The purchase of the Company was completed on October 15, 2007, and included the payment of $17,000 to the former owners by Integris. As part of the purchase agreement, the majority shareholder of the Company is required to make earnout payments of the lesser of $10,000 or 20% of commissions and fees received to the prior owners. The earnout provisions of the purchase agreement are effective from January 1, 2007 to December 31, 2009.

6. Concentrations of Risk

The Company is engaged in the business of providing investment banking advisory services for mergers and acquisitions. Fee income can vary due to fluctuations in the volume of transactions, the dollar value of transactions between buyers and sellers, and the percentage charged for services to those engaged by the Company. The Company's fees are impacted by global, national regional and local economic forces.

The following summarizes revenue concentrations by customer for the years ended December 31, 2009 and 2008:

	2009		2008
Customer A	52%	Customer D	54%
Customer B	41%	Customer E	29%
		Customer F	17%

Integris Securities LLC

(formerly DVE Securities, Inc.)

Supplementary Information

Integris Securities LLC

(formerly DVE Securities, Inc.)

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
December 31, 2009 and 2008

	2009	2008
Net Capital		
Total member's equity	$ 43,859	$ 37,017
Deductions		
Disallowed receivables	-	(3,000)
Disallowed prepaid expenses	(2,660)	(2,200)
Haircuts	(25)	(63)
Total Deductions	(2,685)	(5,263)
Total Net Capital	$ 41,174	$ 31,754
Aggregate Indebtedness		
Payables and accruals	3,781	2,759
Total Aggregate Indebtedness	$ 3,781	$ 2,759
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtdness	$ 252	$ 184
Minimum net capital	$ 5,000	$ 5,000
Greater of the two amounts	$ 5,000	$ 5,000
Capital in excess of required minimum	$ 36,174	$ 26,754
Ratio of aggregate indebtedness to net capital	0.09	0.09

Reconciliation with Company's computation included in Part II of Form X-17a-5:

	2009	2008
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 41,175	$ 32,660
Rounding	(1)	-
Income tax expense	-	(906)
Net capital per above	$ 41,174	$ 31,754



Haynie & Company
Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Integris Securities LLC (formerly DVE Securities, Inc.)
Fort Collins, CO

In planning and performing our audit of the financial statements of Integris Securities LLC (formerly DVE Securities, Inc.) for the year ended December 31, 2009, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Integris Securities LLC (formerly DVE Securities, Inc.) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We do not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulations T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


IGAF
An Association of Independent Firms

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(B) of Rule 15c3-3, and no facts came to our attention indicating that such conditions have not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Littleton, Colorado
February 9, 2010